UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG, provided that the following subsections of the “Management Report” section of the Interim Report (contained in Exhibit 99.1) are not so incorporated by reference: “Outlook—The Global Economy” and “Outlook—The Banking Industry”. For the avoidance of doubt, the subsection of the “Management Report” section of the Interim Report (contained in Exhibit 99.1) entitled “Risk and Opportunities” is intended to supplement, but not replace, the section “Risk Factors” included on pages 13 to 40 of our 2015 Annual Report on Form 20-F.

Exhibit 99.1:  The following sections of Deutsche Bank AG’s Interim Report as of September 30, 2016: “The Group at a Glance”, “Management Report”, the “Consolidated Financial Statements”, the “Notes to the Consolidated Financial Statements” and “Other Information (unaudited)”.

Exhibit 99.2:  Capitalization table of Deutsche Bank AG as of September 30, 2016 (also incorporated as Exhibit 12.12 to Registration Statement No. 333-206013 of Deutsche Bank AG).

Exhibit 99.3:  Statement re: Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended September 30, 2016, December 31, 2015, December 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011 (also incorporated as Exhibit 12.13 to Registration Statement No. 333-206013 of Deutsche Bank AG).

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2015 Annual Report on Form 20-F, which was filed with the SEC on March 11, 2016, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Update Regarding Application for QPAM Exemption

In the “Risk Factors” section of our 2015 Annual Report on Form 20-F, under the heading “Guilty pleas by or convictions of us or our affiliates in criminal proceedings may have consequences that have adverse effects on certain of our businesses”, we indicated that we have filed an application with the U.S. Department of Labor (DOL) for exemptive relief permitting our affiliates to retain their status as “qualified professional asset managers” (“QPAMs”) despite the guilty plea and conviction of two of our other affiliates in two criminal matters, and that the DOL had granted us a temporary QPAM exemption, effective through October 25, 2016. The DOL has recently granted an extension of this temporary exemption through the earlier of April 23, 2017 or the effective date of a permanent QPAM exemption, if granted to us by the DOL, which would cover both the guilty plea and the conviction. We have provided additional information to the DOL in support of our QPAM application. It is unclear whether the QPAM application will be approved, and a denial, and thus loss of QPAM status, could occur, with the potential for the adverse effects described in such risk factor.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments which exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Net income attributable to Deutsche Bank shareholders	Net income
Adjusted costs	Noninterest expenses
Tangible shareholders’ equity, Tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per share outstanding	Book value per share outstanding

For descriptions of certain of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to (i) the subsection “Other Information (unaudited)” of Exhibit 99.1 hereto, (ii) pages 6 and 7 of our 2015 Annual Report on Form 20-F and (iii) “Supplementary Information: Non-GAAP Financial Measures” on pages 438 to 442 of our Annual Report 2015, which constitutes part of our 2015 Annual Report on Form 20-F.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures set forth in this report reflect these transitional rules.

We also set forth in this report and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. Additionally, as part of our balance sheet management, we use a CRR/CRD 4 fully loaded leverage ratio. Such fully loaded metrics are described in (i) the subsections “Management Report: Risk Report: Risk and Capital Performance: Regulatory Capital” and “Management Report: Risk Report: Leverage Ratio” of Exhibit 99.1 hereto and (ii) “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 125 to 137 of our Annual Report 2015, which constitutes part of our 2015 Annual Report on Form 20-F. Such sections also provide reconciliation to the respective CRR/CRD 4 transitional or IFRS values. Our Strategy 2020 capital targets are on a fully loaded basis.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures, which are non-GAAP financial measures, may not be comparable with similarly labeled measures used by our competitors.

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules) that would correspond to these non-GAAP financial measures for future periods. This is because neither the magnitude of such IFRS (or CRR/CRD 4) financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS (or CRR/CRD 4) financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS (or CRR/CRD 4) financial measure.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: October 27, 2016
	By:	/s/ Peter Burrill

	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Joseph C. Kopec

	Name:	Joseph C. Kopec
	Title:	Managing Director and Senior Counsel

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